NO ACT

PE
3-30-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

[redacted]

09011054

1934
14(a)
14a-4(d)(4)
March 30, 2009

March 30, 2009

Received SEC
March 30 2009
Washington, DC 20549

Via Facsimile and U.S. Mail

Daniel S. Sternberg, Esq.
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY

Re: Application of Rule 14a-4(d)(4) to Solicitation for Proposed Minority Slate of Eastbourne Capital, L.L.C.

Dear Mr. Sternberg,

We are responding to your letter dated March 30, 2009 addressed to Michele Anderson and Christina E. Chalk, as supplemented by telephone conversations with the staff of the Division of Corporation Finance, with regard to your request for relief. To avoid having to recite or summarize the facts set forth in your letter, our response is attached to the enclosed photocopy of your letter. Unless otherwise noted, capitalized terms in this letter have the same meaning as in your March 30, 2009 letter.

Based upon the representations and facts presented in your letter, the staff in the Division of Corporation Finance will not recommend that the Commission take enforcement action under Exchange Act Rule 14a-4(d)(4) and Exchange Act Section 14(a) as it pertains only to Rule 14a-4(d)(4) if, in connection with its solicitation of proxies to vote at the Company's 2009 Stockholder Meeting, Eastbourne solicits votes not only for its own nominees, but also seeks authority to vote for the Icahn Nominees, as well as for the Management Nominees in the manner described in your letter.

We condition this relief on your representation that Eastbourne and the Icahn Funds have not expressly or impliedly agreed to act as a group or otherwise engaged in any activities that would be deemed to cause the formation of a "group" as determined under Section 13(d)(3) and in Regulation 13D-G, and that Eastbourne has no present intention to form a group with the Icahn Funds. The relief granted herein is unavailable if Eastbourne and the Icahn Funds form a group or Eastbourne otherwise forms an intent to form a group as determined under Section 13(d)(3) and in Regulation 13D-G at any time before or during the Company's 2009 Stockholder Meeting.

In issuing this no-action position, we also considered the following facts, among others:

- your representation that Eastbourne will not actively recommend, and will direct its proxy solicitors not to actively recommend, the election of the Icahn Nominees, but will only state its intention to vote for the Icahn Nominees other than those nominees specifically named on Eastbourne's proxy card, and the effect of such vote on the potential composition of the Board of Directors;

- each of Eastbourne and the Icahn Funds is soliciting in support of nominees who, if elected, would constitute a minority of the Board;

- your representation that Eastbourne will comply with all requirements of Exchange Act Rule 14a-4(d)(4)(i)–(iv) in "rounding out" its slate with Management Nominees;

- your representation that Eastbourne will comply with all requirements of Exchange Act Rule 14a-4(d)(4)(ii)–(iv) in "rounding out" its slate with Icahn Nominees by treating Icahn Nominees as if they were Management Nominees;

- your representation that Eastbourne will otherwise comply with any other requirements of Rule 14a-4(d), to the extent applicable, in its solicitation of proxies to vote in the 2009 Stockholder Meeting; and

- in order to comply with Rule 14a-4(d)(4)(i), Eastbourne will need to use its proxy authority to vote for at least two of the Management nominees.

The foregoing no-action position is based solely on your representations and the facts presented in your letter dated March 30, 2009, as supplemented by telephone conversations with the Commission staff. Any different facts or circumstances may require a different conclusion. This relief is strictly limited to the application of the rule listed above to Eastbourne's solicitation of proxies to vote in respect of the Company's 2009 Stockholder Meeting. Any changes in the facts described and representations made in your letter may change our conclusion. You should immediately notify the staff if there is a change in any of the facts or representations set forth in your letter.

We also direct your attention to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Section 10(b) of the Exchange Act and Rule 10b-5 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal or state securities laws rests with Eastbourne. This letter expresses our position with respect to Enforcement action only and does not express any legal conclusion on the question presented.

The Division of Corporation Finance expresses no view with respect to any other questions that may be raised by the solicitation of proxies in connection with the Company's 2009 Stockholder Meeting.

Sincerely,

Michele M. Anderson

For the Division of Corporation Finance,
Michele M. Anderson
Chief, Office of Mergers and Acquisitions
Division of Corporation Finance

CLEARY GOTTLIEB STEEN & HAMILTON LLP

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470
(212) 225-2000
FACSIMILE (212) 225-3999
WWW.CLEARYGOTTLIEB.COM

WASHINGTON, DC • PARIS • BRUSSELS
LONDON • MOSCOW • FRANKFURT • COLOGNE
ROME • MILAN • HONG KONG • BEIJING

March 30, 2009

BY E-MAIL

Michelle Anderson, Esq.
Chief, Office of Mergers and Acquisitions

Christina E. Chalk, Esq.
Special Counsel, Office of Mergers and Acquisitions

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N. E.
Washington, D.C. 20549

Re: Eastbourne Capital, L.L.C. Request for No-Action Letter Concerning Rule 14a-4(d)

Ladies:

Further to our conversations with Ms. Chalk, we are writing on behalf of our client, Eastbourne Capital Management L.L.C. ("Eastbourne"), to request that the Staff of the Division of Corporation Finance confirm, under the circumstances described herein, that it will not recommend that the Securities and Exchange Commission (the "Commission") take any enforcement action against Eastbourne for violations under Schedule 14A or Rule 14a-4(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") if, in connection with its solicitation of proxies to vote in the election of directors at the 2009 annual stockholders meeting (the "2009 Stockholder Meeting") of Amylin Pharmaceuticals, Inc. (the "Company" or "Amylin"), Eastbourne, in addition to soliciting votes for its own nominees, seeks authority to vote for nominees named in the proxy statement of a group of entities affiliated with Carl Icahn that has announced its intention to nominate candidates for election at the Stockholder Meeting, as well as for nominees proposed by the Board of Directors of Amylin (the "Board") and named in the Company's proxy statement, pursuant to, and otherwise in compliance with, the proviso contained in Rule 14a-4(d), often referred to as the "short slate" rule.

Background

Eastbourne is an investment adviser registered under the Investment Advisers Act of 1940. Eastbourne is the general partner or manager of, and the investment adviser to, Black Bear Fund I, L.P. ("Fund I"), Black Bear Fund II, L.L.C. and Black Bear Offshore Master Fund, L.P. (collectively with Fund I and Black Bear Fund II, L.L.C., the "Funds"). The Funds currently own (and Eastbourne, as the Funds' investment adviser, is the beneficial owner of) 17,200,000 shares of the common stock of Amylin (the "Common Stock"), representing approximately 12.5% of the outstanding Common Stock.

The Funds have been investors in Amylin since April 2005 and Eastbourne and the Funds first filed a Schedule 13G with respect to the Common Stock on August 1, 2005. On August 29, 2008, Eastbourne and the Funds converted their filing to a Schedule 13D.

Amylin is a Delaware corporation and the Common Stock is registered under the Exchange Act and listed on NASDAQ. Amylin's Certificate of Incorporation provides that the size of the Board is determined from time to time by the Board. The current Board consists of twelve directors. The Board is not classified and the entire Board is elected annually. Directors are elected by plurality voting. Amylin's last annual meeting of stockholders was held on May 30, 2008, and twelve directors were elected to serve until the 2009 Stockholder Meeting. Amylin has tentatively set May 27, 2009 as the date for the 2009 Stockholder Meeting (with an April 8, 2009 record date). However, Amylin's Bylaws contain an "advance notice" provision requiring any stockholder intending to nominate one or more persons for election to the Board at a meeting of stockholders, in order for such nominees to be eligible for election, to provide the Company with advance notice of that intention within a timeframe set forth in the Bylaws. Under the Bylaws, for a stockholder nominated candidate to be eligible for election at the 2009 Stockholder Meeting, notice of the proposed nomination was required to be given not later than January 30, 2009.

On January 30, 2009, Fund I (as a registered holder of Common Stock) delivered a notice to Amylin, in compliance with the advance notice provision and the applicable provisions of the Delaware General Corporation Law, of its proposal to nominate five candidates (the "Eastbourne Nominees") for election to the Board at the 2009 Stockholder Meeting. Each of the Eastbourne Nominees has consented to being named in Eastbourne's proxy materials and to serve as a director if elected, as required by Rule 14a-4(d).

On the same day, entities affiliated with Carl Icahn (the "Icahn Funds"), in an amendment to their previously filed Schedule 13D, disclosed that they had also delivered a notice pursuant to Amylin's Bylaws of their intention to nominate five individuals for election as Amylin directors (the "Icahn Nominees"). According to their Schedule 13D filings, the Icahn Funds are the beneficial owners, collectively, of 12, 971, 328 shares of Common Stock, approximately 9.4% of the outstanding Common Stock.

On January 30, 2009, Amylin confirmed in a press release that it had received notice from the Icahn Funds that they planned to nominate the Icahn Nominees as well as a separate notice from Eastbourne of its intention to nominate a separate slate of the Eastbourne Nominees. Amylin's release also disclosed that its Corporate Governance Committee was engaged in a process to recommend a slate for election at the annual meeting, following the completion of which, Amylin's Board would formally recommend a slate of nominees. We expect, based on past practice, that the Board-recommended slate will consist of a full slate of twelve nominees (the "Management Nominees"). As a result, we anticipate that there will be three separate slates of nominees – two shareholder sponsored minority slates and the management slate of twelve nominees – seeking election to the twelve seats on Amylin's Board.[1]

Although it is apparent from their public filings that Eastbourne and the Icahn Funds share a view that the Common Stock is undervalued and that substantial change in the composition of Amylin's Board would be in the interest of the Company's stockholders, Eastbourne has assured us that there are no understandings or agreements relating in any way to the acquisition, holding, disposing or voting of any shares of Common Stock between Eastbourne and the Funds (or their affiliates), on the one hand, and the Icahn Funds (or their affiliates), on the other and that it has no current intention of entering into any such understanding or agreement (or otherwise to form a "group" for purposes of Regulation 13D/G under the Exchange Act with the Icahn Funds).

Discussion

Eastbourne is in the process of preparing a preliminary proxy statement, proxy card and other materials in anticipation of soliciting proxies from Amylin stockholders to vote in favor of the election of the Eastbourne Nominees.

Under ordinary circumstances, since it intends to nominate a "short slate" of less than a majority of the Board[2], Eastbourne would avail itself of the exception to Rule 14a-4(d)'s "bona fide nominee" rule that is contained in the proviso to the Rule (the exception commonly referred to as the "short slate" rule) and would seek authority to vote, in addition to its own

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1 As we expect that there be twelve director positions subject to election at the 2009 Stockholder Meeting, constituting the entire Board, the slate of five Eastbourne Nominees would, if elected, constitute a minority of the Board as required by the proviso to Rule 14a-4(d), as would the slate of five Icahn Nominees.

2 In fact, Eastbourne has no option but to limit itself to a short slate as a result of a "poison put" in Amylin's outstanding convertible notes and principal senior credit agreement. In June 2007 Amylin issued $500 million in principal amount of Convertible Senior Notes that contain a provision obliging the Company to offer to repurchase the outstanding notes at par on the occurrence of a "Fundamental Change." Among other circumstances, the Company is deemed to have experienced a Fundamental Change (triggering the put right) if "at any time the Continuing Directors do not constitute a majority of the Company's Board of Directors." The term "Continuing Directors" includes only those directors in office on the issue date of the Notes and "any new directors whose election to the Board of Directors or whose nomination for election by the stockholders of the Company was approved by at least a majority of the directors then still in office ... either who were directors on the [issue date] or whose election or nomination for election was previously so approved." In other words, if more than five new directors are elected to the Amylin Board whose nomination for election was not approved by the current Board, the "poison put" provision will be triggered. (The Amylin Notes are currently trading substantially below par value.) The election of a majority of directors not approved by the incumbent Board would also constitute also a default under Amylin's December 2007 term loan agreement, permitting the lenders to terminate their commitments and accelerate the outstanding debt.

nominees, for the number of the Management Nominees named in Amylin's proxy statement necessary to vote in the aggregate for the full number of director positions subject to election.

The circumstances, however, are complicated by the Icahn Funds' concurrent proposed nomination of a short slate consisting of the Icahn Nominees. The presence of three competing slates, two short and one full, will likely be confusing to stockholders. This confusion will only be heightened in the event that RiskMetrics or another proxy advisory firm recommends "splitting the baby" among the three slates as existing Delaware law does not accommodate multi-card proxy voting.[3]

Eastbourne would like to be in a position, in addition to soliciting proxies for the Eastbourne Nominees, to seek authority to vote for all of the Icahn Nominees and the Management Nominees (other than the nominees it specifies it will not vote for) – in other words to seek authority to vote for those additional nominees drawn from both the Icahn and the Management Nominees whose election Eastbourne believes would be in the best interests of Amylin's stockholders.[4] If neither Eastbourne or the Icahn Funds are in a position to do this, stockholders who might otherwise choose to cast votes for nominees from both slates will effectively be forced to select one short slate over the other or to default to the management supported slate.

The short slate rule (or more precisely, the exception to the "bona fide nominee" rule in Rule 14a-4(d)(1) contained in the proviso to Rule 14a-4(d)) was adopted by the Commission as part of the more extensive 1992 proxy rule reform. The rule was aimed at "eliminating unnecessary burdens on shareholders' effective use of their franchise"[5] and to address an unintended consequence of the "bona fide nominee" rule that effectively forced shareholders to choose between voting for the management slate in order to exercise their full voting rights or voting for a less than full complement of directors. The short slate proviso to Rule 14a-4(d) allows a nominating shareholder who chooses to put forward a minority slate to seek authority to vote for nominees named in the registrant's proxy statement (without obtaining the nominees' consent) so long as, among other requirements, the soliciting shareholder seeks authority to vote in the aggregate for the full number of director positions being filled in the election (in the present case, twelve), represents that it will vote for all of the registrant nominees

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3 *See* RiskMetrics Group, Inc. M&A Edge Note: Proxy Fight Menage á Trois (February 13, 2009), a copy of which is included with this letter for the Staff's convenience. Although we are aware of a small number of proxy contests in recent years in which "split slates" were ultimately accommodated, to our knowledge each of these situations was addressed following a split recommendation by one or more proxy advisory firms on an ad hoc consensual basis between the nominating shareholder and the registrant. The potential "split slate" issue could, of course, be eliminated if all 22 nominees each consented to being named in all three proxy statements.

4 Eastbourne would propose to employ a proxy card following the format and disclosures prescribed in the Adopting Release for use with a "short slate" appropriately adopted to reflect the existence of the two non-Eastbourne slates. The card and related disclosure would indicate that Eastbourne intends to use the proxy to vote for all of the Management Nominees other than those specified by Eastbourne and would also indicate that Eastbourne intends to use the proxy to vote for all of the Icahn Nominees other than those specified by Eastbourne. As contemplated by the short slate proviso to Rule 14a-4(d), Eastbourne would confine itself to seeking authority to vote for non-Eastbourne Nominees as indicated and would not affirmatively solicit (in its proxy materials or otherwise) in support of the election of any nominees other than Eastbourne Nominees.

5 *See* 57 FR 29564, p. 3.

other than those it discloses it will not vote for, and provides security holders with the opportunity to withhold authority with respect to any other registrant nominees.[6]

However, the text of the short slate rule does not contemplate a soliciting shareholder seeking authority to vote for non-consenting nominees who are not nominees of the registrant. All relevant references in the text are to "the registrant's nominees" or similar phrases. The specific question of how the short slate rule would apply in the case of multiple shareholder minority slates was not directly addressed in either the Proposing or the Adopting Release.[7] Multiple shareholder nominated slates are, of course, extremely rare[8] and we suspect that the need to fashion a rule that took into account the prospect of multiple shareholder slates was simply not contemplated by the Commission and the various commentators at the time the rule was proposed and adopted. We are not aware of the question having been raised or determined subsequent to the rule's adoption.

We believe there is no substantial policy consideration that weighs against applying the short slate rule in the case of multiple independent shareholder slates to permit a soliciting shareholder, who otherwise complies with the rule, to seek authority to vote for non-consenting third party nominees regardless of whether they are nominees of the registrant or of another shareholder. Such an interpretation would not disserve the "underlying concerns of the bona fide nominee rule -- that shareholders not be induced to vote for an unnamed nominee or waste their votes on persons, such as a public figure, who may be named by a dissident slate, but who has not consented to serve and would not serve."[9] Moreover, to apply the rule as we propose is entirely consistent with, and would in fact further, the intention of the Commission in adopting the short slate rule to eliminate "unnecessary impediments" to short slate elections and ameliorate "the difficulty experienced by shareholders in gaining a voice in determining the composition of the board of directors" especially those seeking minority representation.[10]

Conclusion

On the basis of the foregoing, we respectfully request that the Staff of the Division of Corporation Finance advise Eastbourne that it will not recommend that the Commission take any enforcement action against Eastbourne for violations under Schedule 14A or Rule 14a-4(d) if, in connection with its solicitation of proxies from other stockholders of Amylin in connection with the election of directors at the Stockholder Meeting, Eastbourne seeks authority from stockholders to vote for the Icahn Nominees named in Icahn's proxy statement, as

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6 17 CFR 240.14a-4(d).

7 *See* 57 FR 29564, p. 21, 57 FR 48279 p. 25. There is evidence in the Adopting Release that the Commission gave some thought to the possibility of multiple minority slates when it addressed the concerns of certain commentators that a minority slate, when added to dissident supporters already on the board, would result in a change in control or that "two different minority slates could independently garner enough support to replace management." The Commission declined to modify the proposed short slate rule to address those concerns and adopted the rule as proposed, stating, "[t]he rule would be unduly narrow if it required that dissidents only seek a minority of the seats up for election. In addition, the rule would be unworkable if it turned on which 'camp' both sitting directors and nominees belonged to at a particular moment." See 57 FR 48279 p. 26, note 75.

8 *See* RiskMetrics Group, Inc. M&A Edge Note: Proxy Fight Menage á Trois (February 13, 2009).

9 *See* 57 FR 29564, p. 21

10 *See* 57 FR 29564, p. 21, 57 FR 48279 p. 25.

well as for the Management Nominees named in Amylin's proxy statement, pursuant to, and otherwise in compliance with the terms of, the proviso contained in Rule 14a-4(d).

We understand that in addressing our request, the Division of Corporation Finance will not be making any determination, or expressing any view, with respect to whether or not Eastbourne, the Funds, the Icahn Funds or any other person are a "group" for purposes of Regulation 13D/G. We also understand that the Division's response to our request will be predicated and conditioned upon Eastbourne and the Funds (or their affiliates) not forming a "group" for purposes of Regulation 13D/G with the Icahn Funds (or their affiliates) at any point prior to the 2009 Stockholder Meeting.

* * *

If you have any questions or require any further information, please feel free to contact me at (212) 225-2630 or my colleagues, William A. Groll at (212) 225-2142 or Esther Farkas at (212) 225-2513. In addition, you may direct any further correspondence to my attention by facsimile at (212) 225-3999 or by email at dsternberg@cgsh.com. If for any reason you do not concur with the views expressed in this letter, we respectfully request an opportunity to confer with you before the issuance of any written response.

Sincerely,

Daniel S. Sternberg

cc: William A. Groll, Esq.
Eric Sippel, Esq.